Exhibit 21.1
List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
Dentrix Dental Systems, Inc.	Utah
Henry Schein Europe, Inc.	Delaware
Henry Schein Financial Services, Inc.	Delaware
Henry Schein Holding GmbH[1]	Germany

[1]	Henry Schein Holding GmbH is the parent company of 46 consolidated wholly-owned subsidiaries, all of which operate in the dental distribution field outside the United States.